Exhibit 99.6

CONSENT OF SUE BIRD

Ladies and Gentlemen:

The undersigned hereby consents to (1) the incorporation by reference in the Registration Statement on Form F-10 of GoldMining Inc. (File No.333-255705), as amended or supplemented (the “Registration Statement”), in connection with the report entitled “NI 43-101 Mineral Resource Estimate for the Whistler Project” dated June 11, 2021, with a date of issue of August 5, 2021 and an amended date of issue of October 29, 2021, and (2) all other references to the undersigned included or incorporated by reference in the Registration Statement.

Dated: December 29, 2021

By: /s/ Sue Bird
Sue Bird, M.Sc., P. Eng.

Moose Mountain Technical Services